FILE No.
82-4990

モリソン・フォースター外国法事務弁護士事務所*
伊藤 見富法律事務所
(特定共同事業事務所)

MORRISON & FOERSTER LLP
ITO & MITOMI
(REGISTERED ASSOCIATED OFFICES)

October 10, 2002

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 1 1 2002
WASH. D.C. 154

Office of International Corporate Finance
Division of Corporation Fina
Securities and Exchange Con
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

02055534

SUPPL

East Japan Railway Company - 12g3-2(b) Exemption **(FILE NO. 82-4990)**

Ladies and Gentlemen:

In connection with the exemption of East Japan Railway Company (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Summary English translation of the Extraordinary Report; and

2. Summary English translation of the Securities Notification.

If you have any questions or requests for additional information, please do not hesitate to contact Fuyuo Mitomi of ITO & MITOMI, Japanese counsel to the Company, with offices at AIG Building, 11th Floor, 1-3, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan (telephone +813-3214-6522, facsimile +813-3214-6512). For your information, the division of the Company in charge of this matter is the Stockholder Relations Group, Administration Department (telephone +813-5334-1354, facsimile +813-5334-1358).

Very truly yours,

Ito & Mitomi

PROCESSED
NOV 04 2002
THOMSON
FINANCIAL

P

dlw 10/28

Enclosure



tk-76262 v9

FILE No.
82-4990

(Summary English Translation)

# SECURITIES NOTIFICATION

(As Amended)

(Securities Notification pursuant to Article 4 of the Cabinet Office Ordinance Concerning the Disclosure of Corporate Information, etc.)

To: The Director of the Kanto Local Finance Bureau

| | |
|---|---|
| Date of Filing: | May 29, 2002<br>(amendments filed on: June 7 and June 17, 2002) |
| Corporate Name: | East Japan Railway Company |
| Name and Title of Representative: | Mutsutake Otsuka<br>President & CEO |
| Location of Head Office:<br>Telephone: | 2-2, Yoyogi 2-chome, Shibuya-ku, Tokyo<br>03-5334-1111 |
| Contact Person: | Seiichi Nakamura<br>Manager of Administration Dept. |
| Contact Address: | 2-2, Yoyogi 2-chome, Shibuya-ku, Tokyo |
| Telephone: | 03-5334-1111 |

(This Securities Notification in the Japanese language consists of 6 pages including the cover page.)

## 1. Securities to be Offered

| Name | Kind | Number of Shares to be Offered |
|---|---|---|
| Shares of Common Stock of East Japan Railway Company | Ordinary Stock | 360,000 shares |

*Note:*

The Number of Shares to be Offered represents total number of Japanese Shares with respect to a public offering in Japan (the "Japanese Offering"). Concurrently with the Japanese Offering, an international offering outside Japan (provided that in the United States, shares are sold only to "qualified institutional buyers") (the "International Offering") of 140,000 shares will be made through purchase by the underwriters lead-managed by Goldman Sachs International and Nomura International plc.

## 2. Method of Offering Securities and Conditions

| | Number of Shares to be Offered | Offering Period | Notes |
|---|---|---|---|
| Public Offering of Shares | 360,000 shares | from June 18, 2002 to June 20, 2002 | Delivery date of the shares will be June 21, 2002.* |

*Note:*

Address, name or appellation of the Seller:
Japan Railway Construction Public Corporation acting through its JNR Settlement Headquarters
8-6, Nishishinbashi 2-chome, Minato-ku, Tokyo

## 3. Outline of Underwriting the Securities

Name or appellation of the underwriters, their addresses, number of shares to be underwritten and their conditions are mentioned.

## 4. Public Offering and Secondary Offering within the last two years

Not applicable.

## 5. Method of Issuance of New Shares other than by Public Offering

Not applicable.

FILE No.
82-4990

(Summary English Translation)

# EXTRAORDINARY REPORT

(As Amended)

To: Director of Kanto Local Finance Bureau

| | |
|---|---|
| Date of filing: | May 29, 2002 (amendments filed on: June 7, June 17 and June 21, 2002) |
| Corporate Name: | East Japan Railway Company |
| Name and Title of Representative: | Mutsutake Otsuka<br>President & CEO |
| Location of Head Office: | 2-2, Yoyogi 2-chome, Shibuya-ku, Tokyo |
| Telephone: | 03-5334-1111 |
| Contact Person: | Seiichi Nakamura<br>Manager of Administration Dept.<br>2-2, Yoyogi 2-chome, Shibuya-ku, Tokyo<br>Tel: 03-5334-1111 |
| Places at which this Extraordinary Report is available for public inspection: | Yokohama Branch Office, Omiya Branch Office, Chiba Branch Office and Sendai Branch Office of East Japan Railway Company<br>Tokyo Stock Exchange, Inc.<br>Osaka Securities Exchange Co., Ltd.<br>The Nagoya Stock Exchange |

## 1. Reason for Filing

This report is submitted pursuant to Section 4, Article 24-5 of the Securities and Exchange Law and Sections 1 and 2-1, Article 19 of the Cabinet Office Ordinance Concerning the Disclosure of Corporate Information, etc., due to the event that offering of shares of common stock of the Company have commenced overseas (with the exception that in the United States, shares are sold only to "qualified institutional buyers").

## 2. Outline of Report

(1) Kind

Shares of common stock of the Company

(2) Number of Shares to be offered

140,000 shares

(3) Offering Price

¥532,000

(4) Aggregate Offering Price

¥74,480 million

(5) Method of Offering

Public offering through purchase by the Purchasers referred to in (7) below

(6) Name of the Seller

Japan Railway Construction Public Corporation acting through its JNR Settlement Headquarters

(7) Names of Purchasers

Goldman Sachs International (Joint Lead Manager)
Nomura International plc (Joint Lead Manager)
Daiwa Securities SMBC Europe Limited
Merrill Lynch International
Morgan Stanley & Co. International Limited
Salomon Brothers International Limited
UBS AG, acting through its business group UBS Warburg
Credit Suisse First Boston (Europe) Limited
Deutsche Bank AG London
HSBC Investment Bank plc
J.P. Morgan Securities Ltd.
Lehman Brothers International (Europe)

(8) Area of Offering

Overseas market; provided that in the United States, shares are sold only to "qualified institutional buyers".

(9) Delivery Date

Friday, June 21, 2002

(10) Name of the stock exchange(s) in which the securities are to be listed

Not applicable

(11) Other matters

Number of aggregate outstanding shares and amount of stated capital

| | |
|---|---|
| Number of aggregate outstanding shares: | 4,000,000 shares |
| Amount of stated capital: | ¥200,000,000,000 |

Certain matters regarding stabilization transaction are mentioned.